

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 11, 2009

Mr. Hector Medina
Executive VP of Planning and Finance
CEMEX, S.A.B. de C.V.
Av. Ricardo Margain Zozaya #325
Colonia Valle del Campestre
Garza Garcia, Nuevo Leon, Mexico 66265

> **RE:** **Form 20-F for the year ended December 31, 2007**
> **File No. 1-14946**

Dear Mr. Medina:

We have reviewed your response letter dated January 30, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to U.S. GAAP literature. If your accounting under Mexican GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote. These revisions should be included in your future filings.

Item 5 – Operating and Financial Review and Prospects, page 73

Liquidity and Capital Resources, page 113

2. We have reviewed your response to prior comment 2. We note your inclusion of a table showing the principal sources and uses of cash for the three years ended December 31, 2007. Please also enhance your disclosures to textually discuss changes in working capital and significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.

Item 18 - Financial Statements

Note 3 – Significant Accounting Policies, page F-8

3. We have reviewed your response to prior comment 4. As we previously requested, please disclose the amounts of the costs related to your distribution network that you exclude from gross margin for each period presented. Your disclosure should include separate presentation of the amounts included in the administrative and selling expenses line item as well as the distribution expenses line item.

Note 18 – Selected Financial Information By Geographic Operating Segments, page F-54

4. We have reviewed your response to prior comment 7. It appears that you wish to retitle operating cash flow, as presented in this footnote, as EBITDA. Your disclosure defines operating cash flow as presented here as operating income plus depreciation and amortization expense. Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization," and earnings is intended to mean net income rather than operating income. To the extent EBITDA is not computed as commonly defined, please revise the title you use so that it conveys this. One choice may be to call it adjusted EBITDA.

Note 23 – Subsequent Events, page F-66

5. We have reviewed your response to prior comment 9. Please enhance your disclosure to discuss the amount of revenues, operating income, net income, assets and liabilities of your Venezuelan operations for the periods presented. Also, discuss the impact that the Venezuelan government's nationalization of your Venezuelan operations will have on your results of operations going forward.

<u>Note 25 – Differences Between Mexican and United States Accounting Principles, page F-67</u>

<u>General</u>

6. We have reviewed your response to prior comment 10. As previously requested, please disclose the primary reasons for the acquisition of Rinker and a description of the factors that contributed to a purchase price that resulted in recognizing goodwill, and show us in your response what the disclosure will look like. Refer to paragraph 51(b) of SFAS 141.

7. We have reviewed your response to prior comment 12. Regarding your definite lived intangible assets, please address the following:
    - Disclose each of the significant assumptions used in your analysis and explain the basis for each such assumption;
    - Discuss the specific valuation methods used to determine fair value.   You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others.

<u>(l) – Condensed Financial Information under U.S. GAAP, page F-79</u>

8. We have reviewed your response to prior comment 14. We note that you propose to include either (1) the reclassification of gains and losses from the sale of fixed assets from other expenses, net under Mexican FRS into operating income under U.S. GAAP or (2) a quantified explanation of the reasons you considered in not making the reclassification in your future filings. Paragraph 45 of SFAS 144 requires that gains or losses recognized on the sale of a long-lived asset that is not a component of an entity shall be included in operating income. As such, please confirm that for U.S. GAAP purposes you will reclassify the gains and losses from the sale of fixed assets from other expenses, net into operating income in future filings.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief